QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apple Computer, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

037833100
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Nancy R. Heinen
General Counsel
Apple Computer, Inc.
1 Infinite Loop, M/S 301-4CL
Cupertino, California 95014
(408) 996-1010
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Larry W. Sonsini, Esq.
Katharine A. Martin, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$53,476,719.81	$4,326.27(1)

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 18,012,313 shares of common stock of Apple Computer, Inc. having an aggregate value of $53,476,719.81 as of March 19, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.
(1)
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐    third party tender offer subject to Rule 14d-1.
  ☒    issuer tender offer subject to Rule 13e-4.
  ☐    going-private transaction subject to Rule 13e-3.
  ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO originally filed by Apple Computer, Inc., a California corporation ("Apple" or the "Company") with the SEC on March 20, 2003, is the final amendment relating to an offer by the Company to exchange outstanding options to purchase shares of the Company's common stock held by eligible employees for new options to purchase shares of the Company's common stock. This Amendment No. 1 reports the results of the offer.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended to add the following sentences:
The offer expired at 5:00 Pacific Time on April 17, 2003. We have accepted for cancellation options to purchase 16,569,193 shares of the Company's common stock, which represented all eligible outstanding options properly tendered for exchange by eligible employees. We will issue new options to purchase approximately 6,892,309 shares of the Company's common stock in exchange for the options surrendered in the offer.

Item 12. Exhibits.

        Item 12 is hereby amended to add the following exhibit:

Exhibit Number	Description
(a)(1)(q)	Press Release, dated April 23, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

APPLE COMPUTER, INC.
/s/ FRED D. ANDERSON Fred D. Anderson Executive Vice President and Chief Financial Officer

Date: April 23, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(q)	Press Release, dated April 23, 2003.

QuickLinks

Introductory Statement
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS